Mark E. Crone Managing Partner mcrone@cronelawgroup.com Charalotte Westfall Partner cwestfall@cronelawgroup.com

September 29, 2025

VIA EDGAR

Mr. James Giugliano

Ms. Rebekah Reed

Office of Trade and Services

Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	SMJ International Holdings Inc. Registration Statement on Form F-1 Filed September 5, 2025 File No. 333-290077

Dear Mr. Giugliano and Ms. Reed:

We are in receipt of the Staff’s letter dated September 18, 2025 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of SMJ International Holdings Inc. (“SMJ” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form F-1 filed September 5, 2025

Cover Page

1.	We note your response to prior comment 1 and reissue in part. Revise the disclosure here and at page 2 that your controlling shareholders will have “significant influence over matters requiring shareholder approval...” to state clearly, if accurate, that they will control the outcome of such matters.

SMJ’s Response: In response to the Staff’s comment, the Company has revised cover page and pages 2, 9 and 81 of the Registration Statement.

Capitalization, page 34

2.	Please disclose the number of shares issued and outstanding for each class of shares for each column presented. Also, long term amounts due to shareholders appear to be financing in nature. Include these borrowings as well as short-term borrowings in your total capitalization. Refer to Item 3.B of Form 20-F.

SMJ’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 34.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

September 29, 2025

Ms. Reed

Mr. Giugliano

Management

Employment Agreements and Director Agreements, page 77

3.	Please revise your description of employment and director agreements for consistency with the terms and status of such agreements as filed. For example, you state that you “shall enter” into agreements with Rena Ho, Nellie Ho, and Rosie Lee upon effectiveness of the registration statement, but it appears from Exhibits 10.1 through 10.4 that you entered into agreements with these individuals, as well as Sherina Low, in May 2025. We further note inconsistencies between the agreements and the description of termination provisions. Summarize the compensation arrangements of these officers.

SMJ’s Response: The Company acknowledges and appreciates the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 77.

Exhibit Index, page II-4

4.	Please file the articles of incorporation of the registrant or instruments corresponding thereto as currently in effect and any amendments thereto. Refer to Item 601(b)(3)(i) of Regulation S-K. We note that Exhibits 3.1 and 3.2 appear to be the governing documents of your Singapore and BVI subsidiaries, respectively, rather than the amended and restated memorandum and articles of association of the issuer as adopted on April 23, 2025.

SMJ’s Response: In response to the Staff’s comment, the Company has revised Exhibit 3.1 and deleted Exhibit 3.2 in the Registration Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (646) 861-7891 or cwestfall@cronelawgroup.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

The Crone Law Group, P.C.

/s/ Charlotte Westfall
Charlotte Westfall

cc:	James Giugliano, Securities and Exchange Commission
Rebekah Reed, Securities and Exchange Commission
Pei Yuen Rena Ho, SMJ International Holdings Inc.